EZchip Semiconductor Ltd.
1 Hatamar Street
P.O. Box 527
Yokneam, 20692 Israel

July 28, 2015

Ms. Cecilia Blye
Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	EZchip Semiconductor Ltd. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2014
Filed on March 31, 2015 File No. 000-20860

Dear Ms. Blye:

We are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the “Staff”) in a letter addressed to me, dated July 21, 2015, with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014 (the “Form 20-F”).

We have repeated the comment in italics and set forth our response in plain type below.

General

1.           You disclose that ZTE Corporation is a significant customer, and that Huawei also is a customer.  News articles report that each of these companies has business contacts with Syria and Sudan.  Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements, including ZTE and Huawei products which incorporate your components.  You should describe any products, services, components or technology you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

The Company has no known past, current or anticipated contacts with Syria or Sudan, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements.  To its knowledge, the Company also has not directly or indirectly provided any products, services, technologies or components to Syria or Sudan and has not had any agreements, commercial arrangements or other contacts with the governments of those countries or entities owned or controlled by such governments.

The Company further notes that pursuant to Israel’s Trading with the Enemy Ordinance – 1939, as an Israeli company with its headquarters based in Israel and a majority of its employees based in Israel, the Company is prohibited from trading goods with enemy countries or with the residents of enemy countries, and Syria (together with Iran and Lebanon) are currently identified by the State of Israel as enemy countries.

Letter to SEC	Page 2

The Company conducts its business in compliance with all applicable U.S. sanctions and export control laws and regulations, including those relating to sanctioned countries designated by the U.S. State Department as State Sponsors of Terrorism.  The Company’s policy is to avoid contacts of any sort, direct or indirect, with countries, entities and persons to the extent and for so long as they are prohibited by the U.S. government and the Israeli government.

The Company designs and sells network processors chips for high-speed networking equipment, integrating several key functions into a single chip, as well as products for the low-speed access market.  Networking equipment vendors use the Company’s network processors to form the silicon core of next-generation networking equipment, such as switches and routers, for voice, video and data integration in a variety of applications.  EZchip’s products undergo significant transformation by its customers.  While the Company generally does not know the ultimate destination of finished items that include products sold to these customers, to its knowledge, none of its customers engage in such activities in Syria or Sudan.

2.           Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.  As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

As described in the response to Comment No. 1 above, the Company has no known past, current, or anticipated contacts with Syria or Sudan, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements.

3.           You disclose that ZTE Corporation accounted for 15% of 2014 revenues.  We are aware of 2012 news articles identifying ZTE as the subject of an FBI investigation regarding the illegal sale of surveillance equipment to Iran and the subject of United States Congressional and Department of Commerce investigations regarding the sale of banned networking gear to Iran, and a 2014 article discussing the investigation.  As you may know, Iran also is designated as a state sponsor of terrorism.  Please discuss for us the potential for reputational harm from your significant relationship with ZTE Corporation.

The Company has no known past, current or anticipated contacts with Iran, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements.  To its knowledge, the Company also has not directly or indirectly (through ZTE or otherwise) provided any products, services, technologies or components to Iran and has not had any agreements, commercial arrangements or other contacts with the government of Iran or entities owned or controlled by the Iranian government.

Letter to SEC	Page 3

Further, as noted in response to Comment No. 1, pursuant to Israel’s Trading with the Enemy Ordinance – 1939, the Company is prohibited from trading goods with Iran or with the residents of Iran.

The Company conducts its business in compliance with all applicable U.S. sanctions and export control laws and regulations, including those relating to sanctioned countries designated by the U.S. State Department as State Sponsors of Terrorism, and believes the risk of reputational harm as a result of any such alleged activity of ZTE is not material.  However, in response to the Staff’s comment and in light of the increase in ZTE’s portion of the Company’s aggregate revenues in 2014, the Company intends, in future filings, to enhance its disclosure with respect to sanctioned countries and the risks associated with a violation of any such laws and regulations.

On behalf of the Company, I acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to contact our U.S. counsel, Steven Glusband, at 212-238-8605, or me at 011-972-4-959-6602.

Very truly yours, Chief Financial Officer

SJG:gb

cc:           Jennifer Hardy, Special Counsel, Securities and Exchange Commission